April 5, 2021	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

VIA EDGAR AND E-MAIL

Mr. Quinn Kane

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 151 to the Registration Statement on Form N-1A of EQ Advisors Trust (File No. 811-07953)

Dear Mr. Kane:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided orally on March 22, 2021, concerning Post-Effective Amendment No. 151 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on February 5, 2021, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.	Comment: The former name of the EQ/Invesco Global Real Assets Portfolio is still displayed on EDGAR. Please update.

Response: The Trust will update the Portfolio’s name on EDGAR as part of the next post-effective amendment.

2.	Summary Prospectus

EQ/Large Cap Core Managed Volatility Portfolio

a.	Comment: In the lead-in language to the fee table, please change the language to “if you buy, hold, and sell shares”. Please add the language where applicable throughout the Registration Statement.

K&L GATES LLP 1601 K STREET NW WASHINGTON DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

U.S. Securities and Exchange Commission

April 5, 2021

Response: The Trust has made the requested change throughout the prospectus.

b.	Comment: Provide the completed fee tables and expense examples for the Portfolios at least five days prior to the effective date.

Response: The completed fee tables and expense examples for the Portfolios are attached to this letter as Appendix A.

EQ/Value Equity Portfolio

c.	Comment: If the Portfolio has significant exposure to any particular sector, please specify the particular sector and the risks associated with that sector.

Response: The Portfolio does not have a principal investment strategy to focus investments in, or concentrate investments in, any particular industry or sector, but the Portfolio, from time to time, based on market or economic conditions, may have significant positions in one or more sectors of the market. The Portfolio therefore includes general “Sector Risk” disclosure that is introduced by a statement to that effect. For the Portfolio, industry and sector allocation is a result of the then-current investment opportunities identified by the Portfolio’s portfolio managers pursuant to the principal investment strategies identified in the Portfolio’s prospectus. Accordingly, the Portfolio’s investments in an industry or sector will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such industry or sector. Therefore, the Trust believes that the current disclosure is consistent with, and appropriately tailored to, the broad investment mandate of the Portfolio, and that no additional disclosure in the principal investment strategy section is necessary.

d.	Comment: Please consider adding Brexit risk as part of Foreign Securities Risk if you think it is applicable as principal risk of the Portfolio.

Response: The Trust does not consider Brexit risk to be a principal risk for this Portfolio and therefore has determined not to include specific disclosure about Brexit in the discussion of principal risks.

e.	Comment: Please add separate risk disclosures for ADRs and GDRs.

Response: The Trust notes that the risks of investing in foreign companies, including depositary receipts, are described in “Foreign Securities Risk.” This disclosure notes that the risks described apply to investments in depositary receipts. Additional, more detailed risk disclosure about investing in depositary receipts is included in the statutory prospectus. The Trust believes that the risk disclosure is adequate and respectfully submits that no revisions are necessary.

EQ/Invesco Global Real Assets Portfolio

f.

Comment: The first paragraph of the principal investment strategy states, “Real assets are defined broadly by the Portfolio and may include assets that have physical properties, such as infrastructure and real estate.” This statement appears to be inconsistent with the definitions that follow in the second and third paragraphs of the principal investment strategy. It does not seem that the Portfolio

U.S. Securities and Exchange Commission

April 5, 2021

is directly investing in any real assets and its exposure to real assets is through investments in infrastructure related issuers and real estate or real estate related issuers.

Response: The Trust has revised the referenced sentence to state: “Real assets are defined broadly by the Portfolio and may include assets that have physical properties, such as infrastructure, ~~and~~ real estate, and natural resources, as well as infrastructure-related, real estate-related, and natural resources-related investments as described below.”

g.	Comment: The principal investment strategy includes a definition of real estate or real estate-related issuers as follows:

The Portfolio considers an issuer to be a real estate or real estate-related issuer if at least 50% of its revenue or profits are attributable to ownership, construction, management or sale of residential, commercial or industrial real estate. These issuers include (i) real estate investment trusts (“REITs”) or other real estate operating issuers that (a) own property, (b) make or invest in short-term construction and development mortgage loans, or (c) invest in long-term mortgages or mortgage pools, and (ii) issuers whose products and services are related to the real estate industry, such as manufacturers and distributors of building supplies and financial institutions that issue or service mortgages.

We feel that this definition is too broad. Specifically, with respect to the underlined language, how are these activities tied to things like ownership, construction, management or sale of residential, commercial or industrial real estate? Please delete or revise.

Response: Making or investing in mortgage loans, mortgage pools and construction and development loans, and issuing and servicing mortgages, are activities directly tied to the ownership of real estate, and the value of investments in issuers engaging in those activities will be tied to the performance of the real estate sector and related industries. Mortgages are loans that are used to buy real estate, and the property serves as collateral for the loan. Likewise, the value of investments in issuers that are manufacturers and distributors of building supplies will be tied to the performance of the real estate sector and related industries, and these activities – manufacturing and distributing building supplies – are tied to the construction of real estate. The Trust submits that the disclosure adequately describes what the Portfolio considers to be a real estate or real estate-related issuer and that no revisions are necessary.

h.	Comment: The Portfolio may engage in short sales of securities. Please confirm that expected dividend and interest expenses on securities sold short are included in the Portfolio’s fee table.

Response: The Trust confirms that expected dividend and interest expenses, if any, are included in the Portfolio’s fee table.

i.

Comment: Natural Resources Sector Risk is listed as a principal risk of the Portfolio. Please indicate in the principal investment strategy section that the Portfolio has significant exposure to the natural resources sector.

U.S. Securities and Exchange Commission

April 5, 2021

Response: The principal investment strategy section indicates that the Portfolio may invest in MLPs, which are engaged in, among other things, the transportation, storage, processing, refining, marketing, exploration, production and mining of minerals and natural resources. The Trust has added the following disclosure to the discussion of the Portfolio’s principal investment strategy:

“The Portfolio may have significant exposure to natural resources through investments in MLPs or other issuers whose business activities are related to natural resource assets.”

j.	Comment: Geographic Concentration Risk - If the Portfolio has significant exposure to any geographic region, please disclose this and add appropriate risk disclosure(s).

Response: The Portfolio does not have a principal investment strategy to focus investments in, or concentrate investments in, any particular geographic region outside the United States, but the Portfolio, from time to time, based on market or economic conditions, may have significant positions in one or more geographic regions. Therefore, the Trust believes that the current disclosure is consistent with, and appropriately tailored to, the broad investment mandate of the Portfolio, and that no additional disclosure in the principal investment strategy section is necessary.

k.	Comment: In the “Interest Rate Risk” disclosure, please discuss historically low current interest rates and the impact on the Portfolio.

Response: The Trust notes that the “Interest Rate Risk” disclosure in the Portfolio’s summary prospectus provides: “Very low or negative interest rates may magnify interest rate risk. A significant or rapid rise in interest rates also could result in losses to the Portfolio.” Accordingly, the risks of a low interest rate environment are currently disclosed. Further, the additional discussion in the corresponding risk factor in the statutory prospectus provides that “[i]nterest rates in the United States currently are at or near historic lows due to market forces and actions of the U.S. Federal Reserve” and that “[c]hanging interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Portfolio performance.” The Trust believes that the risk disclosure is adequate and respectfully submits that no revisions are necessary.

3.	Statutory Prospectus

a.

Comment: The Item 9 disclosures for the Portfolios are merged in the Prospectus. Please clarify which strategies and risks apply to which Portfolios. Consider using a chart or table to indicate which strategy and risk applies to each Portfolio. In the disclosure provided in response to Item 9(b) of Form N-1A, please clearly distinguish the risks that are principal from the risks that are not principal with respect to each Portfolio, perhaps with the use of a chart.

Response: The Trust notes that, as required by Item 4 of Form N-1A, each Portfolio’s principal strategies and risks are identified in the summary portion of the prospectus. The “More information on strategies, risks, benchmarks and Underlying ETFs” section of the statutory prospectus affirms that the Portfolios’ principal strategies and risks are discussed in the summary prospectuses. In addition, this section includes a separate sub-section

U.S. Securities and Exchange Commission

April 5, 2021

for principal investment risks, which provides additional information about the Portfolios’ principal risks identified in the summary prospectuses, and a separate subsection for “Additional Information about Risks,” which provides additional information that may be associated with the Portfolios’ principal risks but that may not be principal to a Portfolio’s investment strategies.

General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust believes that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b).

4.	Statement of Additional Information

a.

Comment: (Fundamental Restrictions (Concentration)) - With respect to fundamental restriction (4), please revise the explanatory note to state that the Portfolios will consider the investments of the investment companies in which they invest when determining compliance with this fundamental restriction.

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Portfolio’s industry concentration limit. The Trust respectfully submits that no further revisions are required.

b.	Comment: (Non-Fundamental Restrictions) - Please change “illiquid securities” to “illiquid investments” throughout this section to align with Rule 22e-4.

Response: The Trust has made the requested change to refer to “illiquid investments” rather than “illiquid securities” to conform to Rule 22e-4.

c.	Comment: Signature Page - Please indicate who is the Chief Accounting Officer or Comptroller.

Response: The Trust will indicate the Chief Accounting Offer on the signature page in the next post-effective amendment.

*        *        *         *        *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

cc:	William MacGregor, Esq.

Maureen Kane, Esq.

Kiesha T. Astwood-Smith, Esq.

Victoria Zozulya, Esq.

Equitable Investment Management Group, LLC

U.S. Securities and Exchange Commission

April 5, 2021

Fatima Sulaiman, Esq.

K&L Gates LLP

APPENDIX A

COMPLETED FEE TABLES AND EXPENSE EXAMPLES

EQ/Large Cap Core Managed Volatility Portfolio

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

EQ/Large Cap Core Managed Volatility Portfolio	Class IA Shares	Class IB Shares	Class K Shares
Management Fee	0.47%	0.47%	0.47%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.00%
Other Expenses	0.15%	0.15%	0.15%
Acquired Fund Fees and Expenses	0.04%	0.04%	0.04%
Total Annual Portfolio Operating Expenses	0.91%	0.91%	0.66%

	1 Year	3 Years	5 Years	10 Years
Class IA Shares	$93	$290	$504	$1,120
Class IB Shares	$93	$290	$504	$1,120
Class K Shares	$67	$211	$368	$822

EQ/Large Cap Value Managed Volatility Portfolio

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

EQ/Large Cap Value Managed Volatility Portfolio	Class IA Shares	Class IB Shares	Class K Shares
Management Fee	0.45%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.00%
Other Expenses	0.15%	0.15%	0.15%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Portfolio Operating Expenses	0.86%	0.86%	0.61%

	1 Year	3 Years	5 Years	10 Years
Class IA Shares	$88	$274	$477	$1,061
Class IB Shares	$88	$274	$477	$1,061
Class K Shares	$62	$195	$340	$762

EQ/Value Equity Portfolio

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
EQ/Value Equity Portfolio	Class IA Shares	Class IB Shares	Class K Shares
Management Fee*	0.55%	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.00%
Other Expenses	0.12%	0.12%	0.12%
Total Annual Portfolio Operating Expenses	0.92%	0.92%	0.67%

*	Management Fee has been restated to reflect the current fee.

	1 Year	3 Years	5 Years	10 Years
Class IA Shares	$94	$293	$509	$1,131
Class IB Shares	$94	$293	$509	$1,131
Class K Shares	$68	$214	$373	$835

EQ/Invesco Global Real Assets Portfolio

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

EQ/Invesco Global Real Assets Portfolio	Class IB Shares	Class K Shares
Management Fee	0.74%	0.74%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.00%
Other Expenses	0.22%	0.22%*
Total Annual Portfolio Operating Expenses	1.21%	0.96%
Fee Waiver and/or Expense Reimbursement[1,2]	–0.01%	–0.01%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.20%	0.95%

*	Based on estimated amounts for the current fiscal year.
[1]

Pursuant to a contract, Equitable Investment Management Group, LLC (the “Adviser”) has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2022 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses (including Acquired Fund Fees and Expenses) of the Portfolio (exclusive of taxes, interest, brokerage commissions, capitalized expenses, dividend and interest expenses on securities sold short, and extraordinary expenses not incurred in the ordinary course of the Portfolio’s business) do not exceed an annual rate of average daily net assets of 1.20% for Class IB shares and 0.95% for Class K shares of the Portfolio. The Expense Limitation Arrangement may be terminated by the Adviser at any time after April 30, 2022. The Adviser may be reimbursed the amount of any such payments or waivers made after June 30, 2020, in the future provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and the Portfolio’s expense ratio, after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.

[2]	Fee Waiver and/or Expense Reimbursement information has been restated to reflect the current Expense Limitation Arrangement

	1 Year	3 Years	5 Years	10 Years
Class IB Shares	$122	$383	$664	$1,465
Class K Shares	$97	$305	$530	$1,177